Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, Philippines Stock Exchange and Philippine Dealing & Exchange Corporation regarding a press release entitled “CIGNAL CABLE INVESTS IN SKY CABLE”.

August 10, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to a press release entitled “CIGNAL CABLE INVESTS IN SKY CABLE”.

ePLDT, Inc., a subsidiary of PLDT Inc., will fund through a loan extended to Cignal Cable Corporation, the Php7.5Bn acquisition cost of Cignal Cable Corporation of 38.88% of  the total issued and outstanding capital stock of Sky Cable Corporation and debt instruments.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

PLDT Inc.

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,473 As of July 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 10, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

                                   PLDT Inc.

TEL

PSE Disclosure Form 4-30 – Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
CIGNAL CABLE INVESTS IN SKY CABLE
Background/Description of the Disclosure

Cignal Cable Corporation (“Cignal Cable”) today entered into a Sale and Purchase Agreement with Sky Vision Corporation (“Sky Vision”), ABS-CBN Corporation (“ABS-CBN”), and Lopez, Inc. for the acquisition of 38.88% of the total issued and outstanding capital stock (the “Sale Shares”) of Sky Cable Corporation (“Sky Cable”), one of the leading companies that offers cable television and broadband services under the Sky Cable brand, for a total consideration of Php2.862Bn.

The investment of Sky Cable by Cignal Cable is expected to benefit the former’s existing customer base consisting of over 300 thousand cable subscribers and close to 350 thousand broadband subscribers as of the end of June 2022. This will allow Sky Cable to expand significantly its coverage, offerings, and services. It will also enable Sky Cable to expand its broadband reach and capacity in support of the government’s plan to prioritize the development of the country’s digital infrastructure, reaching a larger portion of the Filipino population and providing them with greater choices for their content and internet requirements.

Cignal Cable believes that its entry into Sky Cable will strengthen and enhance its public services offerings. Currently Sky Cable is operating Knowledge Channel, which provide educational programs for children, and DepEd Channel, which offered Long-Distance Learning to the Filipino youth during the pandemic in cooperation with the Department of Education. Cignal Cable plans to expand the public services programs that will be offered by Sky Cable to assist the Government in providing public services to the Filipinos, particularly in remote areas.

Simultaneously with the execution of the Sale and Purchase Agreement, the parties executed a Debt Instruments Agreement, whereby Sky Vision Corporation agreed to issue an Exchangeable Debt Instrument (the “Debt Instrument”) to Cignal Cable with a face value of Php4.388Bn. The Debt Instrument gives Cignal Cable the option to acquire additional Sky Cable shares equivalent to 61.12% of the outstanding capital stock of Sky Cable after 8 years from its issuance, subject to obtaining regulatory approvals. Under the Debt Instruments Agreement, Cignal Cable will also acquire a Convertible Note issued by Sky Cable (the “Convertible Note”) with a face value of Php250Mn and convertible into primary shares of Sky Cable representing about 1.84% of outstanding capital stock.

The proceeds of the sale of the Sale Shares, the Convertible Note and the issuance of the Debt Instrument in the total amount of Php7.5Bn will be used to repay certain obligations of ABS-CBN and Sky Vision and to fund the investment of ABS-CBN in TV5.

ePLDT, a subsidiary of PLDT, Inc., will fund, through a loan extended to Cignal Cable, the Php7.5Bn acquisition cost of Cignal Cable of the Sale Shares and the foregoing debt instruments.

Financial closing, which is expected within the month of August 2022, shall be subject to compliance with certain closing conditions which include, full payment of the purchase price for the common shares, subscription to the Debt Instrument, and purchase of the Convertible Note.

AlphaPrimus Advisors and Picazo Buyco Tan Fider & Santos advised the MediaQuest group on this transaction while the law firms of Romulo Mabanta and Quiason Makalintal advised ABS-CBN.

Other Relevant Information
Please refer to the attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press release entitled “CIGNAL CABLE INVESTS IN SKY CABLE”
Background/Description of the Disclosure

Cignal Cable Corporation (“Cignal Cable”) today entered into a Sale and Purchase Agreement with Sky Vision Corporation (“Sky Vision”), ABS-CBN Corporation (“ABS-CBN”), and Lopez, Inc. for the acquisition of 38.88% of the total issued and outstanding capital stock (the “Sale Shares”) of Sky Cable Corporation (“Sky Cable”), one of the leading companies that offers cable television and broadband services under the Sky Cable brand, for a total consideration of Php2.862Bn.

The investment of Sky Cable by Cignal Cable is expected to benefit the former’s existing customer base consisting of over 300 thousand cable subscribers and close to 350 thousand broadband subscribers as of the end of June 2022. This will allow Sky Cable to expand significantly its coverage, offerings, and services. It will also enable Sky Cable to expand its broadband reach and capacity in support of the government’s plan to prioritize the development of the country’s digital infrastructure, reaching a larger portion of the Filipino population and providing them with greater choices for their content and internet requirements.

Cignal Cable believes that its entry into Sky Cable will strengthen and enhance its public services offerings. Currently Sky Cable is operating Knowledge Channel, which provide educational programs for children, and DepEd Channel, which offered Long-Distance Learning to the Filipino youth during the pandemic in cooperation with the Department of Education. Cignal Cable plans to expand the public services programs that will be offered by Sky Cable to assist the Government in providing public services to the Filipinos, particularly in remote areas.

Simultaneously with the execution of the Sale and Purchase Agreement, the parties executed a Debt Instruments Agreement, whereby Sky Vision Corporation agreed to issue an Exchangeable Debt Instrument (the “Debt Instrument”) to Cignal Cable with a face value of Php4.388Bn. The Debt Instrument gives Cignal Cable the option to acquire additional Sky Cable shares equivalent to 61.12% of the outstanding capital stock of Sky Cable after 8 years from its issuance, subject to obtaining regulatory approvals. Under the Debt Instruments Agreement, Cignal Cable will also acquire a Convertible Note issued by Sky Cable (the “Convertible Note”) with a face value of Php250Mn and convertible into primary shares of Sky Cable representing about 1.84% of outstanding capital stock.

The proceeds of the sale of the Sale Shares, the Convertible Note and the issuance of the Debt Instrument in the total amount of Php7.5Bn will be used to repay certain obligations of ABS-CBN and Sky Vision and to fund the investment of ABS-CBN in TV5.

ePLDT, a subsidiary of PLDT, Inc., will fund, through a loan extended to Cignal Cable, the Php7.5Bn acquisition cost of Cignal Cable of the Sale Shares and the foregoing debt instruments.

Financial closing, which is expected within the month of August 2022, shall be subject to compliance with certain closing conditions which include, full payment of the purchase price for the common shares, subscription to the Debt Instrument, and purchase of the Convertible Note.

AlphaPrimus Advisors and Picazo Buyco Tan Fider & Santos advised the MediaQuest group on this transaction while the law firms of Romulo Mabanta and Quiason Makalintal advised ABS-CBN.

Other Relevant Information
Please refer to the attached press release

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,473 As of July 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 10, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “CIGNAL CABLE INVESTS IN SKY CABLE”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

August 10, 2022

MEDIA QUEST

CIGNAL CABLE INVESTS IN SKY CABLE

TRANSACTION TO BENEFIT SKY CABLE’S EXISTING CUSTOMERS

ACQUISITION TO EXPAND SKY CABLE’S REACH AND CAPACITY

SUPPORTS GOVERNMENT’S PLAN TO PRIORITIZE DEVELOPMENT OF THE COUNTRY’S DIGITAL INFRASTRUCTURE

SUPPORTS PUBLIC SERVICE OFFERINGS OF SKY CABLE

MANILA, 10th August 2022

Cignal Cable Corporation (“Cignal Cable”) today entered into a Sale and Purchase Agreement with Sky Vision Corporation (“Sky Vision”), ABS-CBN Corporation (“ABS-CBN”), and Lopez, Inc. for the acquisition of 38.88% of the total issued and outstanding capital stock (the “Sale Shares”) of Sky Cable Corporation (“Sky Cable”), one of the leading companies that offers cable television and broadband services under the Sky Cable brand, for a total consideration of Php2.862Bn.

The investment of Sky Cable by Cignal Cable is expected to benefit the former’s existing customer base consisting of over 300 thousand cable subscribers and close to 350 thousand broadband subscribers as of the end of June 2022. This will allow Sky Cable to expand significantly its coverage, offerings, and services. It will also enable Sky Cable to expand its broadband reach and capacity in support of the government’s plan to prioritize the development of the country’s digital infrastructure, reaching a larger portion of the Filipino population and providing them with greater choices for their content and internet requirements.

Cignal Cable believes that its entry into Sky Cable will strengthen and enhance its public services offerings. Currently Sky Cable is operating Knowledge Channel, which provide educational programs for children, and DepEd Channel, which offered Long-Distance Learning to the Filipino youth during the pandemic in cooperation with the Department of Education. Cignal Cable plans to expand the public services programs that will be offered by Sky Cable to assist the Government in providing public services to the Filipinos, particularly in remote areas.

Simultaneously with the execution of the Sale and Purchase Agreement, the parties executed a Debt Instruments Agreement, whereby Sky Vision Corporation agreed to issue an Exchangeable Debt Instrument (the “Debt Instrument”) to Cignal Cable with a face value of Php4.388Bn. The Debt Instrument gives Cignal Cable the option to acquire additional Sky Cable shares equivalent to 61.12% of the outstanding capital stock of Sky Cable after 8 years from its issuance, subject to obtaining regulatory approvals. Under the Debt Instruments Agreement, Cignal Cable will also acquire a Convertible Note issued by Sky Cable (the “Convertible Note”) with a face value of Php250Mn and convertible into primary shares of Sky Cable representing about 1.84% of outstanding capital stock.

The proceeds of the sale of the Sale Shares, the Convertible Note and the issuance of the Debt Instrument in the total amount of Php7.5Bn will be used to repay certain obligations of ABS-CBN and Sky Vision and to fund the investment of ABS-CBN in TV5.

ePLDT, a subsidiary of PLDT, Inc., will fund, through a loan extended to Cignal Cable, the Php7.5Bn acquisition cost of Cignal Cable of the Sale Shares and the foregoing debt instruments.

Financial closing, which is expected within the month of August 2022, shall be subject to compliance with certain closing conditions which include, full payment of the purchase price for the common shares, subscription to the Debt Instrument, and purchase of the Convertible Note.

AlphaPrimus Advisors and Picazo Buyco Tan Fider & Santos advised the MediaQuest group on this transaction while the law firms of Romulo Mabanta and Quiason Makalintal advised ABS-CBN.

[END]

                                            MEDIA QUEST

About Cignal Cable

Cignal Cable is owned by MediaQuest group. MediaQuest is owned and controlled by PLDT Beneficial Trust Fund.

About Sky Cable

SKY Cable Corporation is the cable television and broadband arm of ABS-CBN Corporation, a leading media and entertainment company in the Philippines.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  August 10, 2022